December 2, 2008

BY EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Sebastian Gomez Abero

     Re: Evivrus, Inc.

     Request for Withdrawal of Form 10-12(B)/A Commission (File No. 001-34141)

Dear Ladies and Gentlemen:

     Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, Evivrus, Inc., a Delaware corporation (the “Company”), hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement on Form 10-12B, as amended (File No. 001-34141) (the “Registration Statement”).

     The Registration Statement was filed in connection with a proposed spin-off of the Company's biotechnology business. The Company is withdrawing the Registration Statement because it has decided to discontinue its plan to spin-off its biotechnology business into a separate public company.

     The Company did not print or distribute any preliminary information statements and no securities were distributed under the Registration statement. All activity regarding the proposed spin-off has been discontinued.

     Please provide the Company with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.

Very truly yours,

Evivrus, Inc.

By: /s/ Jeffrey H. Buchalter
Name: Jeffrey H. Buchalter
Title: Chairman, President and Chief
Executive Officer